

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170255

DIVISION OF
CORPORATION FINANCE

March 24, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: salesforce.com, inc.
Incoming letter dated March 15, 2017

Dear Mr. Mueller:

This is in response to your letter dated March 15, 2017 concerning the shareholder proposal submitted to Salesforce by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: George Wong
State of New York
Office of the State Comptroller
gwong@osc.state.ny.us

March 24, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: salesforce.com, inc.
Incoming letter dated March 15, 2017

The proposal relates to executive compensation.

There appears to be some basis for your view that Salesforce may exclude the proposal under rule 14a-8(e)(2) because Salesforce received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Salesforce omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Salesforce did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 15, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *salesforce.com, inc.*
Stockholder Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934 ("Exchange Act") —Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, salesforce.com, inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from the New York State Common Retirement Fund (the "Proponent"). A copy of the Proposal, together with the Proponent's cover letter and proof of ownership, is attached to this letter as Exhibit A. Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received by the Company at its principal executive offices after the deadline for submitting stockholder proposals for inclusion in the Company's 2017 Proxy Materials. In addition, the Company requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

BACKGROUND

On April 21, 2016, the Company filed with the Commission, and commenced distribution of a proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders ("2016 Proxy Statement") to its stockholders. As required by Rule 14a-5(e), the Company included in its 2016 Proxy Statement the deadline for receiving stockholder proposals submitted for inclusion in the Company's proxy statement and form of proxy for the Company's next annual meeting, calculated in the manner prescribed in Rule 14a-8(e). Under the caption "Procedures for Submitting Stockholder Proposals," the 2016 Proxy Statement, after first addressing the procedures for stockholder proposals submitted under the advance notice provision of the Company's bylaws, on page 57 addresses the deadline for stockholder proposals submitted under Rule 14a-8, stating:

> In addition, any stockholder proposal intended to be included in the Company's proxy statement for the next annual meeting of stockholders of the Company must also satisfy SEC regulations under Rule 14a-8 of the Exchange Act and be received not later than December 22, 2016.

A copy of pages 56 and 57 of the Company's 2016 Proxy Statement is attached to this letter as Exhibit B.

As described below, the Company calculated the December 22, 2016 deadline in in the manner prescribed in Rule 14a-8(e) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). In addition, the Company has confirmed that it intends to hold its 2017 Annual Meeting of Stockholders within 30 days of the anniversary of its 2016 Annual Meeting of Stockholders.

On March 2, 2017, 70 days after the Company's deadline for stockholder proposals, the Company received the Proposal. The Proposal was sent via United Parcel Service Next Day Air and was addressed and delivered to the Company's principal executive offices at The Landmark @ One Market, Suite 300, on March 2, 2017. A copy of the envelope, with tracking number affixed, and tracking information showing the date of delivery is attached to this letter as Exhibit C.

ANALYSIS

I. The Proposal May Be Excluded From The Company's 2017 Proxy Materials Pursuant To Rule 14a-8(e)(2) Because The Proposal Was Received By The Company At Its Principal Executive Offices After The Deadline For Submitting Stockholder Proposals For Inclusion In The Company's 2017 Proxy Materials.

Under Rule 14a-8(f)(1) a company may exclude a stockholder proposal if the proponent fails to follow one of the eligibility or procedural requirements contained in Rule 14a-8. Ordinarily, a company may exclude a proposal on this basis only after it has timely notified the proponent of an eligibility or procedural problem and the proponent has timely failed to adequately correct the problem. However, as per Rule 14a-8(f)(1), a company "*need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline*" (emphasis added).

One of the eligibility or procedural requirements contained in Rule 14a-8 is timeliness, the requirement to submit a proposal by the applicable deadline. If a proponent is submitting a proposal "for the company's annual meeting, [the proponent] can in most cases find the deadline in [the prior] year's proxy statement." *See* Rule 14a-8(e)(1). Under Rule 14a-8(e)(2):

> The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting.[1]

SLB 14, Section C.3.b indicates that, to calculate the deadline, a company should "[i] start with the release date disclosed in the previous year's proxy statement; [ii] increase the year by one; and [iii] count back 120 calendar days." Consistent with this guidance, to calculate the deadline for receiving stockholder proposals submitted for the Company's 2017 Annual Meeting of Stockholders, the Company (i) started with the release date of its 2016 Proxy Statement (i.e.,

[1] Also under Rule 14a-8(e)(2), "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials." This portion of Rule 14a-8(e)(2) is not applicable in the instant case since, as noted earlier, the Company has confirmed that it intends to hold its 2017 Annual Meeting of Stockholders within 30 days of the anniversary of its 2016 Annual Meeting of Stockholders.

April 21, 2016),[2] (ii) increased the year by one (i.e., April 21, 2017), and [iii] counted back 120 calendar days. As per SLB 14, Section C.3.b, "day one" for purposes of this calculation was April 20, 2017, resulting in a deadline for receiving stockholder proposals submitted for inclusion in the Company's 2017 Proxy Materials of December 22, 2016, as disclosed on page 57 of the Company's 2016 Proxy Statement. *See* Exhibit B. As noted above and in Exhibit C to this letter, the Company received the Proposal 70 days after this deadline, on March 2, 2017.

The Staff strictly construes the deadline for stockholder proposals under Rule 14a-8, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. *See, e.g., Wal-Mart Stores, Inc.* (avail. Feb. 13, 2017) (proposal received six days after company's deadline); *Whole Foods Market, Inc.* (avail. Oct. 30, 2014) (proposal received two weeks after company's deadline); *BioMarin Pharmaceutical Inc.* (avail. Mar. 14, 2014) (proposal received five days after company's deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (proposal received three days after company's deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (proposal received two days after company's deadline, even when deadline fell on a Saturday).

We note that although the Proposal was submitted after the deadline set forth in the Company's 2016 proxy statement for Rule 14a-8 proposals, it was submitted prior to the deadline prescribed under the Company's bylaws for non-Rule 14a-8 proposals. In this regard we are aware of *Smith & Wesson Holding Corp.* (avail. Aug. 7, 2014), in which the Staff did not concur with exclusion under Rule 14a-8(e)(2) of a proposal submitted after that company's Rule 14a-8 deadline. However, the facts in the present situation are very different from those addressed in *Smith & Wesson*. In *Smith & Wesson*, one of the proponent's "major" arguments was that the company did not clearly disclose the Rule 14a-8 deadline in its proxy statement.[3] In contrast, here the Company's 2016 proxy statement clearly states, "any stockholder proposal intended to be included in the Company's proxy statement for the next annual meeting of stockholders of the Company must also satisfy SEC regulations under Rule 14a-8 of the Exchange Act and be received not later than December 22, 2016." In fact, the Proponent clearly understood the Rule 14a-8 deadline when it submitted the same proposal for the Company's 2016 Annual Meeting of Stockholders within the deadline called for under Rule 14a-8, as set forth in the

---

[2] As stated above, the Company's 2016 Proxy Statement was filed on April 21, 2016 and the Notice of the 2016 Annual Meeting of Stockholders included in the Company's 2016 Proxy Statement indicated that "the Proxy Statement and the 2016 Annual Report are being made available to stockholders on or about April 21, 2016." *See* https://www.sec.gov/Archives/edgar/data/1108524/000119312516550325/d27574ddef14a.htm

[3] The proponent's response letter states, for example, that "there is no specific mention of Rule 14a-8" in Smith and Wesson's proxy statement.

Company's prior year proxy statement.[4] Finally, there is no suggestion here that the Proponent intended to submit the Proposal other than pursuant to the procedures for Rule 14a-8 proposals. The Proponent's cover letter for the Proposal specifically states that it is submitting the Proposal "in accordance with rule 14a-8 of the Securities Exchange Act of 1934," and the Proponent did not comply with the informational requirements applicable to stockholder proposals otherwise submitted pursuant to the Company's bylaws.

Accordingly, the Proposal is properly excludable from the Company's 2017 Proxy Materials because it was not received at the Company's principal executive offices within the timeframe required under Rule 14a-8(e)(2).

II. Waiver Of The 80-Day Requirement in Rule 14a-8(j)(1) Is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company did not receive the Proposal until March 2, 2017, which is less than 80 days before the Company intends to file its 2017 Proxy Materials. While the Company has requested and remains hopeful that the Proponent will withdraw the Proposal due to its late submission, the Company is submitting this no-action request because of the limited time before the Company finalizes its proxy materials." Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

---

[4] *See salesforce.com, inc.* (avail. Mar. 16, 2016) (addressing an identical proposal which was timely submitted for the Company's 2016 Annual Meeting of Stockholders on December 17, 2015).

Correspondence regarding this letter should be sent to stockholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Sarah Dods, Vice President & Associate General Counsel, Corporate & Securities, salesforce.com
Scott Siamas, Senior Corporate Counsel, Corporate & Securities, salesforce.com
George Wong, New York State Common Retirement Fund

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-3931
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

March 1, 2017

Burke F. Norton
Chief Legal Officer and Secretary
Salesforce.com, Inc.
The Landmark @ One Market, Suite 300
San Francisco, California 94105

Dear Mr. Norton:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Salesforce.com, Inc. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Salesforce.com, Inc.'s board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-3931 should you have any further questions on this matter.

Very truly yours,

George Wong
Investment Officer – Corporate Governance

Enclosures

RESOLVED: The shareholders ask the board of directors of salesforce.com, inc. to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2017 annual meeting.

SUPPORTING STATEMENT

salesforce.com, inc. ("Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a qualifying termination of employment in connection with a change of control could have accelerated the vesting of approximately $91.9 million worth of long-term equity to Company's six senior executives, with the Chairman and CEO Marc Benioff entitled to approximately $47.6 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

March 1, 2017

Mr. Burke F. Norton
Chief Legal Officer and Corporate Secretary
Salesforce.com, Inc.
The Landmark @ One Market
Suite 300
San Francisco, California 94105

Dear Mr. Norton,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Salesforce.com, Inc. continuously for at least one year as of and including March 1, 2017.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 1,969,788 shares of common stock as of March 1, 2017 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Gianna McCarthy – NYSCRF
Tana Harris – NYSCRF
Eri Yamaguchi - NYSCRF
George Wong - NYSCRF

4 Chase Metrotech Center 4th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 4508 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

EXHIBIT B

Voting of proxies; Discretionary voting. Stockholders may vote over the Internet, by telephone, by mail, or in person, as described above. All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. The telephone and Internet voting procedures are designed to authenticate the stockholder's identity, to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded. If you vote by telephone or over the Internet, you do not need to complete and mail your proxy card. If you do not provide specific voting instructions on a properly executed proxy card or when voting over the phone or Internet, your shares will be voted as recommended by the Board.

If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including for the purpose of soliciting additional proxies), the persons named in the proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment.

Effect of not casting your vote. If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of directors, the amendment and restatement of the Company's Amended and Restated Certificate of Incorporation, the advisory vote to approve named executive officer compensation, a stockholder proposal regarding a change in control policy and the stockholder proposal regarding a share retention policy (Proposals 1, 2, 4, 5, and 6 in this Proxy Statement). Your bank or broker will have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal 3 in this Proxy Statement).

If you are a stockholder of record, it is also critical that you cast your vote. If you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Revocability of proxy. You may revoke your proxy by:

- entering a new vote by telephone or over the Internet;
- filing with the Secretary of the Company, at or before the taking of the vote at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares; or
- attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself revoke a proxy).

Any written notice of revocation or subsequent proxy card must be received by the Secretary of the Company prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Secretary of the Company or should be sent to the Company's principal executive offices, salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California 94105, Attention: Corporate Secretary.

If a broker, bank or other nominee holds your shares, you must contact them in order to find out how to change your vote.

Expenses of Solicitation

The Company will bear the entire cost of solicitation. In addition, the Company may arrange with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the stock held of record by such persons, and the Company will reimburse them for their reasonable out-of-pocket expenses. The Company may use the services of the Company's directors, officers, employees and others to solicit proxies, personally or by telephone, without additional compensation. The Company has retained Morrow & Co., LLC, 470 West Ave., Stamford, Connecticut, 06902, a proxy solicitation firm, for assistance in connection with the Annual Meeting at a cost of approximately $14,000, plus reasonable out-of-pocket expenses.

Procedure for Submitting Stockholder Proposals

All proposals of stockholders intended to be presented at the Company's next annual meeting of stockholders, regardless of whether such proposals are intended to be included in the Company's proxy statement for the next annual meeting of stockholders, must satisfy the requirements set forth in the advance notice of stockholder business provision of the Company's Bylaws. As summarized below, such provision states that in order for stockholder business to be properly brought before a meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Company at our principal executive offices.

To be timely, a stockholder proposal must be received at our principal executive offices no later than the 45th day and no earlier than the 75th day before the one-year anniversary of the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. If the date of the annual meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the one-year anniversary of the date of the previous year's annual meeting, then notice must be received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or the tenth day following the day on which public announcement of the date of such annual meeting is first made. Stockholder proposals to be presented at the next annual meeting of stockholders must be received by the Secretary of the Company at our principal executive offices no earlier than February 5, 2017 and no later than March 7, 2017.

To be in proper written form, a stockholder's notice to the Secretary of the Company must set forth as to each matter of business the stockholder intends to bring before the annual meeting (i) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the stockholder(s) proposing such business, (iii) the class and number of shares of the Company which are held of record or are beneficially owned by the stockholder(s), (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder(s) with respect to any securities or the Company, and a description of any other similar agreement, arrangement or understanding, (v) any material interest of the stockholder(s) in such business and (vi) a statement whether such stockholder(s) will deliver a proxy statement and form of proxy to the Company's stockholders. In addition, to be in proper written form, a stockholder's notice to the Secretary of the Company must be supplemented not later than ten days following the record date to disclose the information contained in clauses (iii) and (iv) in this paragraph as of the record date.

In addition, any stockholder proposal intended to be included in the Company's proxy statement for the next annual meeting of stockholders of the Company must also satisfy SEC regulations under Rule 14a-8 of the Exchange Act and be received not later than December 22, 2016. In the event the date of the annual meeting is moved by more than 30 days from the date contemplated at the time of the previous year's proxy statement, then notice must be received within a reasonable time before the Company begins to make its proxy materials available. Upon such an occurrence, the Company will publicly announce the deadline for submitting a proposal by means of disclosure in a press release or in a document filed with the SEC.

The requirements for providing advance notice of stockholder business as summarized above are qualified in their entirety by our Bylaws, which we recommend that you read in order to comply with the requirements for bringing a proposal. You may contact the Company's Secretary at our principal executive offices for a copy of our current Bylaws, including the relevant provisions regarding the requirements for making stockholder proposals and nominating director candidates, or you may refer to the copy of our bylaws most recently filed with the SEC and available at *www.sec.gov* .

Delivery of Proxy Materials

To receive current and future proxy materials in either paper or electronic form, please contact Investor Relations at (415) 536-6250 or investor@salesforce.com.

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders, unless the Company has received contrary instructions from one or more of the stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single set of materials per household, even if more than one stockholder resides in that household. If your proxy statement is being householded and you would like to receive separate copies, or if you are receiving multiple copies and would like to receive a single copy, please contact Investor Relations at (415) 536-6250 or investor@salesforce.com, or write to salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California 94105, Attention: Investor Relations.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 2, 2016

The Notice of Annual Meeting, Notice of Internet Availability of Proxy Materials, Proxy Statement and Annual Report are available for shares held of record at www.envisionreports.com/CRM and for shares held in street name at the website noted in the notice provided by your broker.

EXHIBIT C

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...PS Next Day Air services, there is no weight limit ...nvelopes containing letters, business correspondence, ...nt documents, and electronic media. When a UPS ... Day Air service is selected, UPS Express Envelopes ...aining items other than those listed above are subject ...e corresponding rates for the applicable weight.

...PS Worldwide Express, the UPS ... be used only for documents of n... ...e is no limit on the weight or num... ...enclose.

...PS 2nd Day Air services, ...hing one pound or more ... ...esponding rates for the applica...

...ot send cash or cash equivalent.

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Shipping Document

LTR	WEIGHT	DIMENSIONAL WEIGHT	LARGE PACKAGE	SHIPPER RELEASE

1P


Saver

Shipper authorizes UPS to act as forwarding agent for export control and customs purposes.

SHIPMENT FROM

UPS ACCOUNT NO. ***FISMA & OMB Memorandum M-07-16***

REFERENCE NUMBER

George Wong TELEPHONE 212 383-39...

OFC OF THE STATE COMPTROLLER

59 MAIDEN LN FLR 30

NEW YORK NY 10038

EXTREMELY URGENT DELIVERY TO

Burke F. Norton TELEPHONE 415 536-6250

Salesforce.com, Inc.

The Landmark @ One Market Ste 300 Residential

San Francisco, CA 94105

UPS Next Day Air Saver® 1P
EXTREMELY URGENT

FISMA & OMB Memorandum M-07-16

0201952542609 6/12 RRD United Parcel Service, Louisville, KY

171604 REV. 2/10 LPS

...nal Shipping Notice — Carriage hereunder may be subject to the rules relating to liability and other terms and/or conditions established by the Convention for the Unification of Certain Rules Relating to International Carriage by Air (the "Warsaw Convention") and/or the Convention on the ...or the International Carriage of Goods by Road (the "CMR Convention"). These commodities, technology or software were exported from the U.S. in accordance with the Export Administration Regulations. Diversion contrary to U.S. law prohibited.

010195101 05/05 PAC United Parcel Service, Louisville, KY


Arciniega



FISMA & OMB Memorandum M-07-16


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FISMA & OMB Memorandum M-07-16

Updated: 03/08/2017 4:51 P.M. Eastern Time

Delivered

Delivered On:
Thursday, 03/02/2017 at 10:28 A.M.

Left At:
Mail Room

Received By:
WASHINGTON

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Shipment Category:	Package
Shipped/Billed On:	03/02/2017

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